December 18, 2014

Loeb King Trust
125 Broad Street
New York, NY 10004

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated September 4, 2013 regarding the sale of Investor Class and Institutional Class shares of the Loeb King Alternative Strategies Fund and our opinion dated March 28, 2014 regarding the sale of Investor Class and Institutional Class shares of the Loeb King Asia Fund, each a series of Loeb King Trust.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

12722418.1